SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

    Certificate is filed by: Pennsylvania Power Company ("Penn Power"), an indirect wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

    This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of securities:

    In connection with the issuance and sale by the Ohio Air Quality Development Authority (the "Authority") of $14,500,000 aggregate principal amount of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2002-A (Pennsylvania Power Company Project) (the "Authority Bonds"), Penn Power issued its Air Quality Facilities Note, Series 2002-A in the principal amount of $14,500,000 (the "Note") evidencing its obligation to repay the Authority's loan to it of the proceeds of the sale of the Authority Bonds pursuant to a Loan Agreement, dated as of July 1, 2002 (the "Loan
    Agreement") between Penn Power and the Authority. Pursuant to the Loan Agreement, Penn Power is obligated to make payments in such amounts and at such times as will be sufficient to pay, when due, the principal of, premium, if any, and interest on, the Authority Bonds.

2.  Issue, renewal or guaranty:

    Issue.

3.  Principal amount of each security:

    $14,500,000

4.  Rate of interest per annum of each security:

    The Note will bear interest at the rate or rates of interest borne by the Authority Bonds. From July 1, 2002 through June 30, 2003 the Authority Bonds will accrue interest at the Annual Rate of 3.85% per annum. Penn Power may from time to time change the


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    method  of  determining  the  interest  rate  on the  Authority  Bonds  to a
    Commercial Paper Rate, Daily Rate, Weekly Rate, Semi-Annual Rate, Annual Rate, Two-Year Rate, Three-Year Rate, Five-Year Rate or Long-Term Rate.

5.  Date of issue, renewal or guaranty of each security:

    July 2, 2002.

6.  If renewal of security, give date of original issue:

    Not applicable.

7.  Date of maturity of each security:

    January 1, 2029, subject to prepayment or prior redemption.

8.  Name of the person to whom each security was issued, renewed or guaranteed:

    The Note was issued by Penn Power to J.P. Morgan Trust Company, National Association, as trustee for the Authority Bonds, for the benefit of the holders of the Authority Bonds.

9.  Collateral given with each security:

    None.

10. Consideration given for each security:

    Penn Power issued the Note in consideration of the loan by the Authority to Penn Power of the proceeds of the sale of the Authority Bonds.

11. Application of proceeds of each security:

    The proceeds of the sale of the Authority Bonds loaned to Penn Power will be used to pay a portion of the cost of redeeming the outstanding $14,500,000 aggregate principal amount of the Authority's State of Ohio Pollution Control Revenue Refunding Bonds, 1992 Series A (Pennsylvania Company Project).

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

    (a)   the provisions contained in the first sentence of Section 6(b) [ ]

    (b)   the provisions contained in the fourth sentence of Section 6(b) [ ]

    (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

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13. If the security or securities  were  exempt from the  provisions  of Section
6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

    Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

    Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

    Rule 52.



                                          PENNSYLVANIA POWER COMPANY



                                          By: \s\Thomas Navin
                                              ----------------------
                                              Thomas Navin
                                              Treasurer


Date: July 12, 2002

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